Exhibit 99.1

GAMING PARTNERS INTERNATIONAL CORPORATION (NASDAQ: GPIC)

Gerard Charlier, Chief Executive Officer at 702/384-2425

John Foley, Foley/Freisleben LLC at 213/955-0020

GAMING PARTNERS INTERNATIONAL CORPORATION REPORTS FINANCIAL RESULTS FOR THE FIRST QUARTER OF 2006

Quarterly highlights include:

•                  Net income increases 314% to $2.1 million

•                  Basic and diluted EPS total $0.26 and $0.25

•                  Revenues climb 49% to $18.3 million

•                  Gross profit rises 60% to $7.7 million

•                  Operating income expands 214% to $3.4 million

LAS VEGAS, NEV. (MAY 15, 2006) - Gaming Partners International Corporation (Nasdaq - NMS: GPIC) today announced its financial results, as well as the filing of its Form 10-Q, for its first quarter ended March 31, 2006.  The company, a leading manufacturer and supplier of casino table game equipment, posted net income of $2.1 million, a 314% increase from approximately $500,000 recorded in last year’s first period, on a 49% advance in quarterly revenues.  Basic and diluted earnings per share totaled $0.26 and $0.25 respectively  in the 2006 first quarter, a more than four-fold advance from $0.06 per basic and diluted share one year earlier.

For the three months ended March 31, 2006, revenues jumped 49% to $18.3 million from $12.3 million last year.  Gross profit rose 60% in the most recent period to $7.7 million from $4.8 million in the first quarter of 2005, propelled by higher revenue and improved cost of revenue detailed below.  Gross profit margin increased to 42.3% from 39.3% a year ago.

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First-quarter operating income increased 214% to $3.4 million from $1.1 million in the corresponding 2005 period as a result of production efficiencies realized by higher volume.

Gerard Charlier, President and CEO, commented:  “We are very pleased by the company’s continued progress and substantial improvement to the bottom line. The first quarter was a strong period of business for GPIC.  Our robust sales increase was driven by strength across the company’s geographic markets including the U.S., Europe and Asia. Both of our principal operating subsidiaries, GPI-USA and GPI-SAS, recorded higher revenues for the quarter. We are particularly pleased by the increase in sales orders, to be delivered after the first quarter, for RFID chips in low and high frequency from very large and prestigious casinos, particularly in Macau and also in the U.S. We started developing RFID chips some 10 years ago. Thanks to the past years of experience, we are able to imbed microchips in all of our gaming chip products with such efficiency that it is virtually impossible for dealers and players to notice any difference in the feel or handling of these chips.  Unit prices of chips and readers are now low enough to make it attractive for casinos to invest in these products and improve the security and efficiency of their table game management systems.”

CEO Charlier also stated that the company continues to experience strong market acceptance and sales growth for both its high- and low-frequency RFID gaming chips. The increase in GPIC revenues and net income have been fueled in large part due to the growth rate of new and existing casinos and markets, particularly in Asia and with respect to RFID embedded gaming chips. There is no assurance that growth of the gaming markets in Asia or for our RFID products will continue at comparable rates.

Backlog of production orders, expected to be fulfilled in 2006 amounted to approximately $17.7 million for our French operations and $4.2 million for the U.S. as of March 31, 2006. At March 31, 2005, our backlog was approximately $8.9 million for our French operations and $8.6 million for the U.S.

First quarter revenues benefited from higher sales by GPI-SAS, the company’s French subsidiary, primarily due to sales to casino projects in Macau.  GPI-USA also enjoyed increased revenues due to new casino openings and large reorders in the U.S.A.  Cost of revenues as a percentage of total revenues decreased to 57.7% from 60.7% in last year’s first quarter.  The improvement was primarily driven by a better absorption of fixed costs due to the higher sales volume and the product mix at GPI-SAS and GPI-USA.

Total operating expenses, while $590,000 higher for the quarter, showed significant improvement as a percentage of quarterly revenues, declining to 23.7% from 30.5% in the prior year quarter.  The increase in operating expenses reflected $220,000 related to future compliance with Sarbanes-Oxley Act of 2002, and $370,000 related to increased audit and tax fees, salary, bonus and vacation increases for 2006, as well as building expansions in both France and Mexico.

Other income for the quarter was approximately $82,000 lower, primarily due to a decrease in gain from foreign currency exchange as a result of the valuation of the euro compared to the U.S. dollar.

At March 31, 2006, GPIC had approximately $7.6 million in cash and cash equivalents and $6.1 million in marketable securities for a total of $13.7 million, compared with $13.7 million at December 31, 2005.  Working capital totaled approximately $12.5 million at the end of the first quarter of 2006, an increase of approximately 30% from $9.6 million at December 31, 2005. Cash was used to purchase inventory in order to meet the production needs and our accounts receivable also increased since the year ended December 31, 2005.

Charlier concluded:  “The Company’s improved profitability, backlog, growing revenues, and strengthened financial position are very satisfying.  The year is off to a solid start, and we intend to continue building on our progress and implementing our strategies for profitable growth.  As always, our entire team remains focused on providing quality products and superior service to our customers in the gaming industry worldwide.”

About the Company

GPIC manufactures and supplies gaming chips, table layouts, playing cards, dice, gaming furniture, table accessories and other products that are used with casino table games such as blackjack, poker, baccarat, craps and roulette.  GPIC is headquartered in Las Vegas, Nevada, with offices in Beaune, France; San Luis, Mexico; and Atlantic City, New Jersey.  GPIC sells its casino products directly to licensed casinos throughout the world.  For additional information about GPIC, visit our web site at www.gpigaming.com.

This press release may contain certain forward-looking statements that are subject to risks and uncertainties. GPIC’s expectations regarding operating results and operating efficiencies, including the growth of new product markets, may not be met.  Factors that could cause actual results to vary materially from these forward-looking statements include: reduction in growth rate of new and existing casinos and markets, particularly in Asia, failure of the industry to accept RFID technology generally, or 125KHz or 13.56 MHx RFID technologies, with respect to gaming chips and readers, potential patent infringement issues, development of competing technologies by our competitors, timing and volume of customer demand for our casino products, customer cancellation of orders included in our backlog, timing of new casino openings and expansions, failure of the industry to accept RFID technology with respect to gaming chips and readers, domestic or international terrorists incidents, and unexpected taxes, charges, costs or difficulties in consolidating the operations of the companies.  Additional information concerning factors and risks that could affect these statements and GPIC’s financial condition and results of operations are included in GPIC’s Form 10-K for the year ended December 31, 2005 and Form 10-Q for the quarter ended March 31, 2006.

GAMING PARTNERS INTERNATIONAL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(unaudited)

(dollars in thousands, except per share amounts)

	THREE MONTHS ENDED MARCH 31,
	2006	2005
Revenues	$18,297	$12,291
Cost of revenues	10,558	7,458
Gross profit	7,739	4,833

Product development	56	35
Marketing and sales	1,087	1,119
Depreciation and amortization	347	296
General and administrative	2,851	2,301
Total operating expenses	4,341	3,751
Income from operations	3,398	1,082
Other income, net	22	104
Interest expense	(39)	(56)
Income before income taxes	3,381	1,130
Income tax expense	(1,301)	(628)
Net income	$2,080	$502

Net income per share:
Basic	$0.26	$0.06
Diluted	$0.25	$0.06
Weighted average shares outstanding:
Basic	7,909	7,765
Diluted	8,166	8,099